UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Shaman Productions Corp.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Puerto Rico

      Date of organization
      June 28, 2019

Physical address of issuer
79 Villa Este
Dorado PR, 00646

Current number of employees

Current number of employees

0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	52,144.79	98.520.72
Cash & Cash Equivalents	3,033.33	20,430.60
Accounts Receivable	0	0
Short-term Debt	111,237.98	96,887.30
Long-term Debt	221,347.61	222,682.71
Revenues/Sales	368,770.87	585,533.15
Cost of Goods Sold	459,162.38	601,070.11
Taxes Paid	0	0
Net Income	-50,391.51	-15,536.96

April 14, 2025

FORM C-AR

Shaman Productions Corp.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Shaman Productions Corp., a Wyoming Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.abeytunaturals.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 14, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than

forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Shaman Productions Corp. (the "Company") is a Puerto Rico Corporation, formed on June 28, 2019.

The Company is located at 79 Villa Este Dorado, PR 00646

The Company's website is https://www.abeytunaturals.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company develops, manufactures, and sells the Abeytu´ Naturals product line. Abeytu´ Naturals product line promotes healing from the inside and outside.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks to purchasers of the securities relating to minority ownership in the issuer
The right to demand current distributions from an operating business is limited.

A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-

paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company.

The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the

ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out.

You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Risks to purchasers associated with corporate actions

Additional issuances of securities

Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

Issuer repurchases of securities

The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

Transactions with related parties

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions

with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

Risks Related to the Company's Business and Industry

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment.

The purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each Investor in the Company should consider all of the information provided to such potential Investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to successfully commercialize our products. There can be no assurance that the Company will be able to find sufficient demand for our products, or that we will be able to sell our products at a level that allows the Company to make a profit.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

Our predecessor Shaman Production LLC was originally formed on June 28, 2019 under the laws of Puerto Rico. On May 5, 2020, following the conversion of Shaman Production LLC to Shaman Production Corp., the Company became a Puerto Rico corporation. We started the sale of our products in June 2020 on our ecommerce website, and accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. We are an early-stage company and our operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage business operating in a highly competitive industry, the continued development of advertising, promotions, distribution networks, and a corresponding customer base. Additionally, we were at this time a cannabidiol company, and our proposed operations may be affected by specific regulations and trends. The cannabis industry's regulatory evolution and the legalization of the use of cannabis for medical use in some states may significantly affect our future operating results, liquidity and capital resources.

We may require additional capital to finance our operations in the future, but that capital may not be available when it is needed and could be dilutive to existing stockholders.

We may require additional capital for future operations. We plan to finance anticipated ongoing expenses and capital requirements with funds generated from the following sources:

· Cash provided by operating activities

· Available cash and cash investments

· Capital raised through debt and equity offerings

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control. Accordingly, we cannot assure you that we will be able to successfully raise additional capital at all or on terms that are acceptable to us. If we cannot raise additional capital when needed, it may

have a material adverse effect on our liquidity, financial condition, results of operations and prospects.

Our proposed business was dependent on laws, regulations, and rules pertaining to the cannabis industry, which is a highly regulated industry, and the regulatory environment is rapidly developing.

Continued development of the CBD/CBG industry was dependent upon continued legislative authorization and/or voter approved referenda of cannabis at the state level. Any number of factors could have slowed or halted progress in this area. Further, progress for the industry, while encouraging, is not assured. While there may be ample public support for legislative action, numerous factors impact the legislative process. Any one of these factors could slow or halt the use of cannabis, which could negatively impact our proposed business. As of the date of this Form C, 36 states and 4 territories allow the medial use of cannabis. The state laws are in conflict with the federal Controlled Substances Act, which makes cannabis use, cultivation and/or possession illegal on a national level. Any change in the federal government's enforcement of current federal laws could cause significant financial damage to us and our shareholders. The regulatory environment is rapidly developing, and we will need to build and maintain systems that will help us adequately remain in compliance with the different and changing regulatory schemes in jurisdictions where we may conduct business. While we may endeavor to comply with relevant laws, regulations, and guidelines, any failure to comply with federal, state, or other applicable statutes, regulations, or rules, may subject us to civil and criminal liability. In the United States, failure to adhere with the regulations set forth by the FDA and USDA, may result in, among other things, injunctions, product recalls, product seizures, fines, and criminal prosecutions. The outcome of any hearing or investigation by a federal or state regulatory agency may also irreparably harm our reputation.

The regulatory landscape may be different in each jurisdiction where we do business, and we may be subject to different requirements depending on what our functions are.

There may be different regulatory treatment depending on the role the Company acts in the consumer pipeline. For example, we may be subject to different regulations as a manufacturer, distributor, retailer, or any combination thereof. In some states, we may be required to obtain a license before we are able to sell our products to consumers. There is no guarantee that we may be able to obtain all the licenses we need, which would have a material adverse impact on our business and our ability to grow.

Companies related to the cannabis industry are subject to heighted scrutiny by U.S. regulators.

In 2018 the Securities and Exchange Commission ("SEC") has issued an investor alert cautioning investors that many fraudulent schemes target and exploit "hot" industries to trick investors, including by making false promises of high returns with low risks, and that the SEC

regularly receives complaints about marijuana-related investments. As a result, companies and offerings are often met with heightened regulatory scrutiny. There have been many instances where state and federal regulators have requested additional information and have even issued subpoenas seeking additional information from these companies. As a result, the Company may be subject to more scrutiny than it would if the Company was involved in another industry and may become subject to proceedings, fines, and penalties as a result of this heightened regulatory attention. In 2024 we converted to a non cannabidiol company.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our products, both in and outside of the United States, were subject to cannabis regulation by various federal, state, provincial and local laws, regulations and government agencies, including the FDA, U.S. Federal Trade Commission, and the Customs and Border Protection. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of drugs are subject to governmental regulation that control such matters as quality and safety, ingredients, advertising, product or production requirements, labeling, import or export, relations with distributors and retailers, health and safety and environmental matters. The need to comply with new, evolving or revised tax, environmental, quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

The use of medical cannabis, in certain forms, is authorized and regulated in the majority of US states, including 36 states and 4 territories. Nevertheless, the manufacturing, sale, distribution and possession of cannabis remain illegal under federal law. Under the Obama Administration, the Department of Justice attempted to mitigate the effects of the federal prohibition by providing guidance to financial institutions seeking to offer financial services to cannabis-related businesses. In 2013 and 2014, the Department of Justice ("DOJ") issued two memoranda instructing federal prosecutors to prosecute only cannabis-related offenses listed on the DOJ's eight enforcement priorities. However, these two memoranda have been rescinded by United States Attorney General Jeff Sessions in 2018, who re-instituted "previously established prosecutorial principles" to guide federal prosecutors' enforcement efforts against cannabis-related activities. Further, FinCEN issued guidelines to banks noting that it is possible to provide financial services to state-licensed cannabis businesses and still be in compliance with federal anti-money laundering laws. While the aforementioned FinCEN policy is still in effect, it can be changed, and any policy reversal and/or retraction could result in legal cannabis businesses losing access to banking services. In this event, it may make it difficult for us to access credit and to fund our operations by contracting loans with banks. We no longer have to be concerned regarding regulatory requirements of the cannabis industry.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering.

The use of proceeds described in this Form C is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the

Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

The Company's success depends on the experience and skill of the board of directors and its executive officers.

In particular, the Company is dependent on its founders María Crisler (Director, Chairman, and CSO & CEO), Dr. Emma DiPonio (Director, Vice President, Chief Medical Officer). The Company intends to enter into employment agreements with María Crisler and Dr. Emma DiPonio although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of María Crisler and Dr. Emma DiPonio could harm the Company's business, financial condition, cash flow and results of operations.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our ability to successfully grow our brand depends on our ability to attract and retain professionals with talent, integrity, enthusiasm and loyalty to our corporate team. We currently do not have any full-time employees, and we have identified a need to hire a supply chain expert and an in-house marketing executive. If we are unable to attract or retain key personnel, our profitability and growth potential could be harmed.

The development and commercialization of our products is highly competitive.

We now develop and sell plant-infused products with medicinal applications and we face competition with respect to any products that we may seek to develop or commercialize in the future. With regard to products aiming at treating and relieving pain from symptoms associated with Herpes, our competitors include significantly larger companies such as

Valtrex, Acyclovir, and Abreva, but also major pharmaceutical companies worldwide such as Pfizer, Roche, Johnson & Johnson, Sanofi, Merck & Co or Novartis. The pharmaceutical industry is a highly globalized industry, dominated by multinational companies that have access to significantly greater financial, technical and human resources than we have and superior expertise in research, development and marketing of approved products and thus may be better equipped than us. We may be constrained by law in our ability to market and advertise our products.

Our marketing and advertising efforts are subject to regulation by various regulatory agencies in the jurisdictions we do business. In the U.S., our marketing and advertising activities are subject to regulation by the Federal Trade Commission, Food and Drug Administration, and the United States Department of Agriculture. Additionally, in some states, the state's attorney general may

commence civil and criminal actions on behalf of consumers in the event there is a violation of federal or state laws. Any actions against the Company by these regulators would have a material and adverse effect on our business, financial condition, reputation, and operations.

Future clinical research and studies may negatively impact our business and ability to successfully market our products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products relating to holistic treatments that appeal to consumer preferences.

If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative products. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others. Successful innovation depends on our ability to correctly anticipate consumer acceptance and to efficiently commercialize these new products. However, as we invest in new products, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of similar products by competing companies.

In general, we expect the demand for our products to be highly correlated with general economic conditions. We operate in the wellness industry and our premier product line features plant-infused products with medicinal applications. Consequently, a substantial portion of our projected revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products, which could have an adverse effect on our results of operations.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded products and adversely affect our business.

Our Abeytu´ Naturals product line relies on components that have been submitted for patent protection but have not order to increase brand awareness and further develop our branded products in both domestic and international markets. There is no guarantee that the patent will ever be issued. Further, we may not be able to adequately protect our intellectual property. We may from time to time be required to institute litigation to enforce our intellectual property rights, or to protect our trade secrets. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability and business results regardless of whether we are able to successfully enforce our rights.

Some of our key technology is not owned by the Company.

Our current products rely on 2pending patents (the "Shaman Pending Patents") and 2 awarded patents. One for the treatment of Diabetes and one for AntiMicrobial applications. However, the Company is not the owner, but rather the licensee of the rights to use the Shaman Pending Patents. Shaman Naturals LLC, a Wyoming company, is the holder of the Shaman Pending Patents but also of our trademark Abeytu´. The sole owners of Shaman Naturals LLC are María Crisler and Dr. Emma DiPonio. The license to use the Shaman Pending Patents has been granted

to the Company according to a Patent License and Royalty Agreement dated January 1, 2020 (the "Royalty Agreement"). As consideration for the grant of exclusive rights to the Shaman Pending Patents, the Company has agreed to pay Shaman Naturals LLC 3% of the gross revenues derived from the use, offer for sale, lease, rent and export of the products and services supported by Shaman Pending Patents originally; however, Shaman Productions Inc. has not been solvent in a position to fulfill this obligation. Shaman Naturals, LLC shareholders agreed to wave this requirement until Shaman Productions Inc. is in a financial position to do so. As of the date of this Form C, the royalties due under the Royalty Agreement have been waived by Shaman Naturals LLC. See section entitled 'INTELLECTUAL PROPERTY' for more information. If our current Royalty Agreement is terminated, or if it comes to light that the terms of the Royalty Agreement are commercially unreasonable, this could severely impact the Company's financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's product and avoiding potential recalls and claims against the company.

Our future success depends on our ability to implement, maintain and continuously improve our quality management program. The Company intends to adopt rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims by individuals, groups, or government organizations as well as negative publicity, which would cause our business to suffer. We have subscribed to a product insurance for all our products, which is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and innovation. Increasing attention on marketing could adversely affect our brand image, as we seek to address unmet wellness needs. It could also lead to greater scrutiny of our marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. For

example, the FDA Office of Prescription Drug Promotion (the "OPDP") reviews prescription drug advertising and promotional labeling to ensure that the information contained in these promotional materials is not false or misleading. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our drugs, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that

information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Substantial disruption to production at the manufacturing and distribution facilities we are engaged with could occur.

A disruption in production at the manufacturing facilities we are engaged with could have an adverse effect on our steps of manufacturing, packaging and distribution are expected to be performed by third-party companies based in Springville, Utah. A disruption could occur at any of the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.

In certain instances, we expect to rely on limited suppliers, service providers and manufacturers in Utah. We typically do not rely on written contracts or long-term arrangements with our business partners. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of products could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Our use of natural ingredients exposes us to weather and crop reliability.

We obtain the raw materials used in our products from international and domestic third-party suppliers.

Due to our involvement in the cannabis industry, we may have a difficult time maintaining the various insurances that are desired to operate our business, which may expose us to additional risk and financial liabilities.

Insurance that is otherwise readily available, such as workers' compensation, general liability,

and directors and officer's insurance. There are no guarantees that we will be able to find adequate insurances in the future, or that the cost will be affordable to us. If we are forced to go without such insurances, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities. As of the date of this Form C, the Company has subscribed to a general liability insurance and product liability insurance.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the development, manufacture, sale and use of our products. We sell products in the wellness industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

Our business, results of operations, and financial condition was impacted by the recent coronavirus (COVID-19) situation.

With respect to the ongoing and evolving C19 global government takeover situation, which was designated as a pandemic by the World Health Organization on March 11, 2020, this had caused substantial disruption in international and U.S. economies and markets, and had a significant adverse impact on the Company's business, financial condition, operating results and cash flows.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. Investors should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

ow the Company uses the net
pecific use of the proceeds from
ble discretion over the use of
unity, as part of your investment
tely.

mitment amount based on the

14

The Company's management may have broad discretion in h
proceeds of the Offering. Unless the Company has agreed to a sp
an offering, the Company's management will have considera
proceeds from their Offering. Investors may not have the opport
decision, to assess whether the proceeds are being used appropria

The Company has the right to limit individual Investor's com
Company's determination of an Investor's sophistication.

The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early. The Company may extend the Offering deadline. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline. While you have the right to cancel your investment in the event the Company extends the Offering your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate

– it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us.

Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company develops, manufactures, and sells the Abeytu´ Naturals product line. Abeytu´ Naturals product line promotes healing from the inside and outside.

Business Plan

Our goal is to leverage the great profit margins of our existing product line in order to, in part, fund new product launches associated with aging, cosmetics, and other common ailments, and increase our marketing activities.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

María Crisler

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chairman, CEO: June 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

María Crisler is one of the Company's co-founder and the inventor of the formulary and product line Abeytu´ Naturals. She is in charge of developing the Company's vision, conducting the marketing efforts and executing the Company's business plan. Her responsibilities include human resources, branding, supply chain, finance and product development. María Crisler was the CEO of New Frontier Imaging, a fully accredited diagnostic imaging facility from January 2010 to November 2019. This clinic included Family Practice, OBGyn, and Medical Aesthetics.

Education

A.S., Western Wyoming Community College; B.S. Science in Clinical Laboratory Science, University of Wyoming, 2000; MBA with specialty in Healthcare Management, University of Phoenix, 2009.

Name

Dr. Emma DiPonio

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Vice President, Chief Medical Officer: June 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Dr. Emma DiPonio is one of the Company's co-founder and the co-inventor of the Abeytu´ Naturals product line. As Chief Medical Officer, her responsibilities include the certification of all formulary ingredients, finance, branding and marketing assistance, well as coordination of PR operations. Dr. Emma DiPonio is a full-time diagnostic radiologist and interventionalist at Evansville Radiology in Evansville, Indiana, since July 1, 2020. Dr. Emma DiPonio was a general and body radiologist at SimonMed Imaging in Scottsdale, Arizona, from January 1, 2019 to March 31, 2020. Prior to that, she was a general radiologist at Precise Radiology in San Juan, Puerto Rico, from June 1, 2016 to December 31, 2018. Additionally, she was a general and interventional radiologist at New Frontier Imaging in Rock Springs, Wyoming, from January 1, 2016 to December 31, 2019.

Education

B.A. Economics, University of Michigan, 1992; Doctor of Medicine (M.D.), University of Michigan (Medical School), 2000.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

María Crisler

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chairman, CEO: June 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

María Crisler is one of the Company's co-founder and the inventor of the formulary and product line Abeytu´ Naturals. She is in charge of developing the Company's vision, conducting the

marketing efforts and executing the Company's business plan. Her responsibilities include human resources, branding, supply chain, finance and product development. María Crisler was the CEO of New Frontier Imaging, a fully accredited diagnostic imaging facility from January 2010 to November 2019. This clinic included Family Practice, OBGyn, and Medical Aesthetics.

Education

A.S., Western Wyoming Community College; B.S. Science in Clinical Laboratory Science, University of Wyoming, 2000; MBA with specialty in Healthcare Management, University of Phoenix, 2009.

Name

Dr. Emma DiPonio

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Vice President, Chief Medical Officer: June 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Dr. Emma DiPonio is one of the Company's co-founder and the co-inventor of the Abeytu´ Naturals product line. As Chief Medical Officer, her responsibilities include the certification of all formulary ingredients, finance, branding and marketing assistance, well as coordination of PR operations. Dr. Emma DiPonio is a full-time diagnostic radiologist and interventionalist at Evansville Radiology in Evansville, Indiana, since July 1, 2020. Dr. Emma DiPonio was a general and body radiologist at SimonMed Imaging in Scottsdale, Arizona, from January 1, 2019 to March 31, 2020. Prior to that, she was a general radiologist at Precise Radiology in San Juan, Puerto Rico, from June 1, 2016 to December 31, 2018. Additionally, she was a general and interventional radiologist at New Frontier Imaging in Rock Springs, Wyoming, from January 1, 2016 to December 31, 2019.

Education

B.A. Economics, University of Michigan, 1992; Doctor of Medicine (M.D.), University of Michigan (Medical School), 2000.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such

indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	100,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.
Other Material Terms or information.	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or	

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Valuation Cap $5,000,000.00. Discount 20%
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

Type of debt	Loan from officer
Name of creditor	Emma DiPonio
Amount outstanding	$80,828.06
Interest rate and payment schedule	5%
Amortization schedule	
Describe any collateral or security	
Maturity date	September 1, 2025
Other material terms	we will not be able to service this debt at the projected maturity date.

Type of debt	Loan from officer
Name of creditor	Maria Crisler
Amount outstanding	$149,239.62
Interest rate and payment schedule	5%
Amortization schedule	
Describe any collateral or security	
Maturity date	September 1, 2025
Other material terms	we will not be able to service this debt at the maturity date. both partners are ok with this as we continue to work toward growth and solvency

The total amount of outstanding debt of the company is $230,067.68.

The Company has conducted the following prior Securities offerings in the past three years:

					Exemption from

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	from Registration Used or Public Offering
SAFE (Simple Agreement		$34,000.00	Intermediary fees, campaign	June 29, 2021	Regulation CF

for Future Equity)			marekting, working capital, sales, product marketing, product development		

Ownership

The Company is owned by Maria Crisler and Dr. Emma Diponio.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Maria Crisler	50.0%
Dr. Emma Diponio	50.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We transitioned from cannabinoid to a different herbal carrier in late 2023/all of 2024. this transition took anything liquid we had. We had to remove inventory and transition all products. We currently now only have 3 products. The plandemic affected our ability to raise money greatly and we have had no extra to market. We have no employees; only 2 co-founders and 1 contract customer service; rebuilding.
We have also been awarded 2 patents. One for antimicrobial topical applications and one for diabetic treatment.
We have developed a new product to address the nanotechnology poisoning biological things.

Liquidity and Capital Resources

Liquidity and Capital Resources

On June 29, 2021 the Company conducted an offering pursuant to Regulation CF and raised $34,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Dr. Emma DiPonio
Relationship to the Company	Director, Vice President, Chief Medical Officer and shareholder of the Company.
Total amount of money involved	$79,828.06
Benefits or compensation received by related person	
Benefits or compensation received by Company	Funds
Description of the transaction	Promissory note
Related Person/Entity	Maria Crisler
Relationship to the Company	Director, Vice President, Chief Medical Officer and shareholder of the Company.
Total amount of money involved	142,854.65
Benefits or compensation received by related person	
Benefits or compensation received by Company	Funds
Description of the transaction	Promissory note

Company Intellectual Property

Related Person/Entity	Shaman Naturals LLC
Relationship to the Company	Shaman Naturals LLC, a Wyoming limited liability company is owned by Dr. Emma DiPonio and María Crisler.
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by	

Benefits or compensation received by Company	Intellectual Property
Description of the transaction	The Company's products rely on intellectual property that is owned by Shaman Naturals LLC and licensed to the Company per the Royal Agreement.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

<center>**SIGNATURE**</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Maria Crisler (Signature)Maria Crisler (Name)CEO(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

5:51 PM
03/31/25
Accrual Basis

Shaman Production LLC
Balance Sheet Prev Year Comparison
As of December 31, 2024

	Dec 31, 24	Dec 31, 23	$ Change	% Change
ASSETS				
Current Assets				
Checking/Savings				
BanCo Popular 8366 - Shaman	135.89	449.69	-313.80	-69.8%
First Citizens 7162 - CHK Shama	2,479.89	2,976.07	-496.18	-16.7%
First Citizens 7170 - MERCH Reg	217.70	14,871.16	-14,653.46	-98.5%
First Citizens 7189 - BILLS Reg	15.03	15.03	0.00	0.0%
FNBO Bank	-50.13	532.70	-582.83	-109.4%
Payarc 5205	234.95	1,585.95	-1,351.00	-85.2%
Total Checking/Savings	3,033.33	20,430.60	-17,397.27	-85.2%
Other Current Assets				
Other Current Assets	7,650.00	32,648.66	-24,998.66	-76.6%
Total Other Current Assets	7,650.00	32,648.66	-24,998.66	-76.6%
Total Current Assets	10,683.33	53,079.26	-42,395.93	-79.9%
Fixed Assets				
Accumulated Depreciation	-4,839.00	-4,839.00	0.00	0.0%
Software	4,839.00	4,839.00	0.00	0.0%
Total Fixed Assets	0.00	0.00	0.00	0.0%
Other Assets				
Accum Amort Start Up Costs	-18,242.54	-14,262.54	-3,980.00	-27.9%
Start Up Cost	59,704.00	59,704.00	0.00	0.0%
Total Other Assets	41,461.46	45,441.46	-3,980.00	-8.8%
TOTAL ASSETS	**52,144.79**	**98,520.72**	**-46,375.93**	**-47.1%**
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
Accounts Payable	70,715.80	58,933.30	11,782.50	20.0%
Total Accounts Payable	70,715.80	58,933.30	11,782.50	20.0%
Other Current Liabilities				
Accrued Profit Sharing (NEH)	2,568.18	0.00	2,568.18	100.0%
Start Up Capital - Regenesis	37,954.00	37,954.00	0.00	0.0%
Total Other Current Liabilities	40,522.18	37,954.00	2,568.18	6.8%
Total Current Liabilities	111,237.98	96,887.30	14,350.68	14.8%

Shaman Production LLC
Balance Sheet Prev Year Comparison
As of December 31, 2024

	Dec 31, 24	Dec 31, 23	$ Change	% Change
Long Term Liabilities				
Loan Payable - Emma DiPonio	79,828.06	79,828.06	0.00	0.0%
Loan Payable - M. Crisler	141,519.55	142,854.65	-1,335.10	-0.9%
Total Long Term Liabilities	221,347.61	222,682.71	-1,335.10	-0.6%
Total Liabilities	332,585.59	319,570.01	13,015.58	4.1%
Equity				
Additional Paid In Capital	210,000.00	210,000.00	0.00	0.0%
Common Stock	4,000.00	4,000.00	0.00	0.0%
Retained Earnings	-444,049.29	-419,512.33	-24,536.96	-5.9%
Net Income	-50,391.51	-15,536.96	-34,854.55	-224.3%
Total Equity	-280,440.80	-221,049.29	-59,391.51	-26.9%
TOTAL LIABILITIES & EQUITY	52,144.79	98,520.72	-46,375.93	-47.1%